Exhibit 99.4

June 1, 2023

To: HEXO Corp.

Ladies and Gentlemen:

RE: Amendment to the Letter Agreement Dated April 10, 2023 providing for the waiver and amendment of certain covenants under the Amended and Restated Senior Secured Convertible Note due 2026 (the “Waiver and Amendment Agreement”)

Reference is made to (i) the Waiver and Amendment Agreement, (ii) that certain Amended and Restated Senior Secured Convertible Note due 2026 (the “HEXO Note”), dated as of July 12, 2022, issued by HEXO Corp. (“HEXO”) and held by Tilray Brands, Inc. (“Tilray”), and (iii) the arrangement agreement between HEXO and Tilray dated April 10, 2023 (the “Arrangement Agreement”). Any term used herein but not defined shall have the meaning ascribed to it in the Waiver and Amendment Agreement. Any reference in this letter agreement to “Dollars”, “dollars” or “$” shall be deemed to be a reference to lawful money of the United States of America.

WHEREAS, concurrently with the entry into this letter agreement, HEXO has closed a private placement offering structured in the following manner: (i) US$11.5 million, consisting of 11,500,000 Series 1 Special Shares to be issued by HEXO on closing of the Offering (Tranche 1), and (ii) US$13.5 million, to be held in escrow and entitling the holder to receive, without any additional consideration, 13,500,000 Series 1 Special Shares of the Company immediately following the satisfaction or waiver of the applicable release conditions (Tranche 2), representing in the aggregate and subject to satisfaction of said release conditions 25,000,000 Series 1 shares of special stock in the capital of HEXO (the “Series 1 Special Shares”) for aggregate gross proceeds of up to $25,000,000 (the “Offering”);

AND WHEREAS, pursuant to the Arrangement Agreement, the Offering cannot be completed by HEXO without the prior written consent of Tilray;

AND WHEREAS Tilray is prepared to agree to provide its consent to the consummation of the Offering in accordance with, and subject to, the provisions of this letter agreement;

NOW THEREFORE, Tilray hereby consents to the Offering subject to the following terms and conditions:

1. Amendments to the Waiver and Amendment Agreement and HEXO Note.

a.

In consideration for the payment of $100,000, for the duration of the Waiver Period, Tilray agrees to and does hereby amend the following: (i) Section 9(M) (Minimum Liquidity) of the HEXO Note, and (ii) Section 1 a.iii of the Waiver and Amendment Agreement, such that references to “$20,000,000” and “$4,000,000” respectively set out therein shall be deleted and replaced with references to “$1” for the Waiver Period.

2. Required Payments.

a.

Pursuant to Section 2b. of the Waiver and Amendment Agreement, an amount equal to $6,400,000 shall be paid immediately by HEXO to Tilray out of the gross proceeds received by HEXO under Tranche 1 of the Offering on the closing date of the Offering, and shall be applied in accordance with Section 2b. of the Waiver and Amendment Agreement. The parties acknowledge and agree that notwithstanding any provision of the Waiver and Amendment Agreement, as amended, HEXO shall not be required to make any further payment to Tilray from the aggregate gross proceeds received under Tranche 1 of the Offering.

b.

Upon satisfaction of the applicable release conditions under the Offering documents, an additional amount equal to $6,000,000 shall be paid by HEXO to Tilray under Tranche 2 of the Offering and shall be applied in accordance with Section 2b. of the Waiver and Amendment Agreement. The parties acknowledge and agree that notwithstanding any provision of the Waiver and Amendment Agreement, as amended, HEXO shall not be required to make any further payment to Tilray from the aggregate gross proceeds received under Tranche 1 or Tranche 2 of the Offering.

3. Miscellaneous

a.

Notices. All notices, requests and other communications given in connection with this letter agreement shall be in writing and provided to the other parties hereto at the addresses indicated in the HEXO Note.

b.

No Waiver or Amendment. Except for the terms and provisions set forth in this letter agreement, nothing herein shall be construed as a waiver or amendment of any of the terms and conditions under the HEXO Note or the Waiver and Amendment Agreement, all of which shall remain in full force and effect.

c.	Governing Law. This letter agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

d.

Counterparts. This letter agreement may be executed in counterparts, manually or electronically, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument. A copy transmitted via facsimile or e-mail as a portable document format (.pdf) of this letter agreement, bearing the signature of any party shall be deemed to be of the same legal force and effect as an original of this letter agreement bearing such signature(s) as originally written of such one or more parties.

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

TILRAY BRANDS, INC.		HEXO CORP.

By:	(signed) Mitchell Gendel	By:	(signed) Rob Godfrey
Name: Mitchell Gendel		Name: Rob Godfrey
Title: Global General Counsel		Title: Chair, Special Committee

3